WESTERN INVESTMENT LLC

DEUTSCHE MULTI-MARKET INCOME TRUST

DEUTSCHE STRATEGIC INCOME TRUST

Annual Meeting of Shareholders

September 30, 2016

IMPORTANT DISCLOSURES

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY WESTERN INVESTMENT LLC OR ANY OTHER PARTICIPANT IN ITS SOLICITATION (COLLECTIVELY, "WESTERN") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF WESTERN, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DEUTSCHE MULTI-MARKET INCOME TRUST ("KMM") AND DEUTSCHE STRATEGIC INCOME TRUST ("KST" AND TOGETHER WITH KMM, THE "FUNDS"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE FUNDS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

WESTERN HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG WESTERN AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

WESTERN SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE FUNDS WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH WESTERN BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE FUNDS WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

Western Investment LLC

IMPORTANT DISCLOSURES

DISCLAIMER

WESTERN RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. WESTERN DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Western has filed definitive proxy statements and accompanying GOLD proxy cards with the SEC on August 23, 2016, to be used to solicit proxies in connection with the election of its nominees at the 2016 Annual Meeting of Shareholders of the Funds. Information relating to the participants in such proxy solicitation has been included in the definitive proxy statements.

WESTERN STRONGLY ADVISES ALL SHAREHOLDERS OF THE FUNDS TO READ THE DEFINITIVE PROXY STATEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS. SUCH PROXY STATEMENTS, AND ANY OTHER RELEVANT DOCUMENTS, ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WITHOUT CHARGE, AT HTTP://WWW.FIXMYFUND.COM OR BY CONTACTING WESTERN'S PROXY SOLICITOR, INVESTORCOM, AT THE NUMBERS BELOW.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Western's proxy materials, please contact InvestorCom at the phone numbers listed below.



65 Locust Avenue, Suite 302
New Canaan, CT 06840
Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

You may also contact Western via email at:

info@fixmyfund.com

Western Investment LLC

TABLE OF CONTENTS

Western Investment LLC

DEUTSCHE HAS A HISTORY OF IGNORING SHAREHOLDERS

The Time is Now to Demand Change at KMM and KST!

- Western Investment LLC and the funds it manages (collectively with the other participants, "Western", "we" or "us") specialize in investing in closed-end funds ("CEFs") and have proven over many years to be ethical activist investors for all shareholders. ***All completed activist situations in CEFs have resulted in significant pro-shareholder action by the issuers.***

- Western has had large investments in multiple funds managed or controlled by Deutsche Investment Management Americas Inc. ("DIM"), a subsidiary of Deutsche Bank AG, the German banking conglomerate ("Deutsche Bank", and collectively with DIM and its other affiliates, "Deutsche").

- Western owns over 5% of the outstanding shares of Deutsche Multi-Market Income Trust ("KMM") and Deutsche Strategic Income Trust ("KST" and together with KMM, the "Deutsche Funds") and is a long-term investor in the Deutsche Funds.

- In 2008 and 2010 we ran proxy contests at several Deutsche-managed CEFs and shareholders overwhelmingly voted in favor of our nominees at those annual meetings, however, due to certain entrenchment tactics employed by Deutsche, the incumbents remained in place. In October 2010 we won a huge victory and entered into a settlement agreement with Deutsche in which it agreed to open-end two funds, conduct 25% tender offers in two others and implement an enhanced share repurchase program. In exchange, Western was subject to certain standstill restrictions.

- We had hoped that Deutsche would have changed its ways and would begin to adhere to recognized standards of good corporate governance and respect shareholder democracy, but unfortunately it has not learned its lesson.

> ***Deutsche and the boards of KMM and KST continue to use disgraceful tactics to block legitimate shareholder action and work to decrease board accountability, in a desperate effort to silence shareholder voices.***

KMM AND KST HAVE A HISTORY OF POOR PERFORMANCE AND ABYSMAL GOVERNANCE UNDER DEUTSCHE

The Time is Now to Demand Change at KMM and KST!

- Deutsche has overseen significant losses in many of its domestic taxable CEFs and due to shareholder pressures, all of them have been, or are scheduled to be, liquidated or converted into open-end funds.

- KMM and KST shares have a history of poor performance and a deep discount to net asset value ("NAV").

  - KMM has traded at a discount every day since October 3, 2013 and in 2015, the average discount was **13.64%**. KST has traded at a discount every day since August 19, 2013 and in 2015, the average discount was **14.18%**.

  - From April 19, 2013 to July 29, 2016, KMM's share price has plummeted from $11.97 to $8.60, which constitutes a **-28.15%** return (-8.67% with dividends reinvested). From February 22, 2013 to July 29, 2016, KST's share price has plummeted from $15.86 to $11.94, which constitutes a **-24.72%** return (-2.55% with dividends reinvested).

- Deutsche Bank has been labeled the "***World's Most Dangerous Bank***" by news sources.[1] We believe that Deutsche's severe financial instability may further negatively impact its ability to managed its CEFs.

- The governance track record of Deutsche-managed CEFs *reflects a lack of respect for shareholders*:

  - ➡ *Classified board structure*
  - ➡ *Majority of Outstanding Shares Requirement to Elect Trustees in a Contested Election*
  - ➡ *Failing to Hold Annual Meetings*
  - ➡ *Opting into the Maryland Control Share Act*
  - ➡ *Aggressively Seeking to Exclude Valid Shareholder Proposals*
  - ➡ *Refusing to Provide Shareholder Lists*
  - ➡ *Failing to Recognize Votes Cast at Annual Meetings*

Source: Deutsche Fund filings; Bloomberg.

(1) See the following article, *Deutsche Bank: World's Most Dangerous Bank?*, from BBC.com: http://www.bbc.com/news/business-36723034.

Western Investment LLC

WE BELIEVE THE PLANNED LIQUIDATION OF KMM AND KST SHOULD BE ACCELERATED

Help us Elect Nominees Who Will Protect Shareholders' Interests!

- Earlier this year, Deutsche announced that it would liquidate Deutsche High Income Trust ("KHI"), KMM and KST's sister fund, by November 11, 2016. Deutsche later announced that KMM and KST would be terminated, but is delaying the liquidation for over **_TWO YEARS_** without providing any justification to shareholders.

- *Is there any reason for this extreme delay? We think that KMM and KST should be liquidated in the same timeframe as KHI. Why wait?*

- The incumbent trustees, whose average tenure on the boards of the Deutsche Funds is over 20 years, each sit on 103 Deutsche-managed boards and collect an amount ranging from $275,000 to $375,000 in annual fees from Deutsche. We believe these trustees are far too beholden to Deutsche due to their extremely long tenure and lucrative compensation. *Is this the reason for the delay in terminating KMM and KST?*

- We have nominated four highly-qualified nominees as trustees of KMM and KST:
  - Arthur D. Lipson – Founder and Managing Member of Western Investment with expertise investing in CEFs.
  - Robert Ferguson – Founder and Chief Investment Officer of Benchmark Plus Management.
  - Matthew S. Crouse – Portfolio Manager at Western Investment.
  - Neil R. Chelo – Director of Research at Benchmark Plus Management.

> *Our nominees are dedicated to improving the governance of KMM and KST and working to enhance value for shareholders.*

Source: Deutsche Fund filings and press releases.

BACKGROUND ON WESTERN INVESTMENT LLC

WESTERN INVESTMENT LLC

A Track Record of Ethical Activism

- Western Investment was founded by Arthur D. Lipson in 1997 and, together with the funds it manages, is an investor specializing in CEFs.

- Mr. Lipson has substantial experience in sales, trading and research, including previously heading all fixed income research for Lehman Brothers and for Paine Webber. He is a known leader in the industry, and created, among other things, the Lehman Brothers Bond Indices, now known as the Barclays Capital Bond Indices.

- Western Investment has proven over many years to be an ethical activist investor and a catalyst for positive change for all shareholders. **Western has achieved impressive results in at least 40 activist situations since 2004 (see following slide).**

- All completed activist campaigns resulted in significant pro-shareholder action by the issuer and in every situation, the same result was available to all shareholders.

- We did not benefit in any way in these activist situations greater than any other shareholder, we have never accepted any fees nor did we accept "greenmail" or participate in any transaction not available to all other shareholders.

> *We are proud of our public record, and the role we have played in creating value for shareholders time and again at many issuers.*

WESTERN'S CEF ACTIVISM TRACK RECORD

Western Investment LLC: Summary of Completed CEF Activism Situations

Ticker	Name	Initial Activism	Activism Result
AGC	Advent Claymore Convertible Sec & Income Fd II	+	Repurchase program if 13% or greater Discount, July 2016
LCM	Advent/Claymore Enhanced Growth & Income Fd	2/1/16	Tender 32.5% of shares at 98% of NAV, July 2016
MGU	Macquarie Global Infrastructure Fund	9/12/11	20% Tender at 95% of NAV, Dec 2012, Ongoing Tender if > 8% Discount
AWP	Alpine Global Premier Properties Fund	+	20% Tender at 95% of NAV, June 2012
HQL	H&Q Life Sciences Investors	1/4/11	35% Tender at 98% of NAV, May 2011
SCD	LMP Capital and Income Fund	12/17/10	30% Tender at 98% of NAV, June 2011, Ongoing tenders if > 5% Discount
SLS	RiverSource Lasalle International Real Estate Fd	7/2/10	Open ended, April 2011
LBF	DWS Global High Income Fund	5/20/10	25% Tender and enhanced shareholder buyback program, Oct 2010
DRP	DWS RREEF World Real Estate Fund	2/26/10	Open ended, February 2011.
TYW	TS&W/Claymore Tax-Advantaged Balanced Fund	2/18/10	Open ended at NAV, January 2012
GGT	Gabelli Global Multimedia Trust	1/25/10	Won board seat, June 2010. Increased dividend, Apr 2010, buyback, Aug 2010
DHG	DWS Dreman Value Income Edge Fund	1/8/10	25% Tender and enhanced shareholder buyback program, Oct 2010
NWF	Nuveen Insured Florida Tax-Free Advtge Muni Fd	9/22/09	Merged into NEA, Oct 2009
NFL	Nuveen Insured Florida Premium Inc Muni Fund	9/11/09	Merged into NIO, Oct 2009
NQF	Nuveen Florida Investment Quality Muni Fund	7/27/09	Merged into NPM, Oct 2009
NHS	Neuberger Berman High Yield Strategies Fund	4/15/09	10% Tender at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NBO	Neuberger Berman NY Intermediate Muni Fund	4/14/09	10% Tender at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NUF	Nuveen Florida Quality Income Municipal Fund	3/30/09	Merged into NPM, Oct 2009
NOX	Neuberger Berman Income Opportunity Fund	3/2/09	10% Tender at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
SEL	Seligman Select Municipal Fund	+	Open ended, March 2009
NBW	Neuberger Berman Cal Intermediate Muni Fund	1/22/09	10% Tender at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
NDD	Neuberger Berman Dividend Advantage Trust	12/29/08	Liquidation, Oct 2009
PPM	Investment Grade Municipal Income Fund	10/9/08	Liquidation, May 2010
MZF	MBIA/Claymore Managed Dur Inv Grade Muni Fd	8/27/08	15% Tender at 98% of NAV, March 2010, Ongoing Tenders if > 5% Discount
GCS	DWS Enhanced Commodity Strategy Fund	6/6/08	Open ended, Aug 2010
HTD	John Hancock Tax Advantaged Dividend Fund	1/31/08	Raised dividend, Aug 2008
RTU	Cohen & Steers REIT & Utility Fund	12/21/07	Raised dividend, June 2008, + 10% buyback. Merged into UTF, March 2010.
UTF	Cohen & Steers Infrastructure Fund	11/26/07	Raised dividend, June 2008 + 10% buyback
NRO	Neuberger Berman Real Estate Sec Inc Fund	2/20/07	10% Tender at 98% of NAV, May 2009, Ongoing Tenders if > 10% Discount
PBF	Pioneer Municipal and Equity Income Trust	1/26/07	Open ended, Oct 2008

Western Investment LLC

WESTERN'S CEF ACTIVISM TRACK RECORD

Western Investment LLC: Summary of Completed CEF Activism Situations

Ticker	Name	Initial Activism	Activism Result
NRI	Neuberger Berman Realty Income Fund	9/20/06	Raised dividend, Apr 2007
TY	Tri-Continental Corporation	1/6/06	In-kind and Regular Tenders at 99.25% of NAV, Dec 2008
FVD	First Trust Value Line® Dividend Index Fund	12/12/05	Converted to an ETF at NAV, Dec2006
RIT	LMP Real Estate Income Fund	9/16/05	Raised dividend, Feb 2007
SBF	Salomon Brothers Fund	7/22/05	Open ended, July 2006 (Elliott Management was lead activist.)
BSD	The Blackrock Strategic Municipal Trust	+	Raised dividend, June 2005
BPS	Blackrock Pennsylvania Strategic Muni Trust	+	Raised dividend, June 2005
NRL	Neuberger Berman Real Estate Income Fund	3/21/05	Tender for all shares at 99% NAV, Sept 2007
ZF	Zweig Fund	4/16/04	Raised dividend, Sept 2004
ZTR	Zweig Total Return Fund	4/6/04	Raised dividend, Sept 2004

+ Private communication, no filing

In these situations, Western's actions ranged from one or more of the following: filing a Schedule 13D raising concerns about the actions of the issuer; private communications and negotiations with management; nominating a slate of one or more directors; submitting proposals for shareholder approval; soliciting proxies on behalf of nominated slate and/or proposals; or entering into a settlement agreement with the issuer.

Western Investment LLC

BACKGROUND ON
OUR FIGHT WITH DEUTSCHE

BACKGROUND ON OUR FIGHT WITH DEUTSCHE

*We are Long-Term Investors Fighting for Shareholder Rights that
have been Silenced by Deutsche for Too Long!*

- Over its many years investing in CEFs, Western has held large investments in multiple CEFs managed or controlled by Deutsche, including KMM and KST.

- Western and its affiliates currently own over 5% of the outstanding shares of KMM and KST, making us one of their largest shareholders.

- We are long-term investors in KMM and KST and initially invested in 1997 and 2002, respectively.

- We believe that Deutsche has been engaging in abusive behavior towards the shareholders in its CEFs for many years, and in KMM and KST in particular. We believe by delaying the liquidation of KMM and KST, Deutsche and the boards of the Deutsche Funds are maximizing their own benefits at shareholders' expense.

- Unfortunately, we have years of experience with Deutsche and their shareholder-unfriendly actions and we are committed to doing something about it.

- The time has come to take a stand against Deutsche's poor management of the funds and to teach them a lesson on shareholder democracy.

**Our interests are aligned with those of all KMM and KST
shareholders! We share your interests!**

WORST CLOSED-END FUND MANAGER EVER?

Deutsche has Lost (or Announced the Loss of) <u>All</u> of the Domestic Taxable CEFs it has Managed

- On January 1, 2010 Deutsche was the manager of 9 domestic taxable CEFs. One by one, shareholder actions caused each Deutsche-managed fund to be open-ended or approved for liquidation, culminating with the recently announced liquidations of KMM and KST (albeit we have to wait over two years).

Deutsche-Managed Fund	Event
DWS RREEF Real Estate Fund, Inc. (SRQ)	Liquidated on June 11, 2010
DWS RREEP Real Estate Fund II, Inc. (SRQ)	Liquidated on June 11, 2010
DWS Enhanced Commodity Strategy Fund, Inc. (GCS)	Open-ended effective August 23, 2010
DWS RREEF World Real Estate Fund, Inc. (DRP)	Open-ended effective February 25, 2011
Deutsche High Income Trust (KHI)	Board approved liquidation by November 11, 2016
Deutsche Global High Income Fund, Inc. (LBF)	Board approved liquidation by September 30, 2017
Deutsche High Income Opportunities Fund, Inc. (DHG)	Board approved liquidation by March 30, 2018
Deutsche Multi-Market Income Trust (KMM)	Board approved liquidation by December 31, 2018
Deutsche Strategic Income Trust (KST)	Board approved liquidation by December 31, 2018

- We believe this record of failure is unparalleled in the domestic taxable CEF industry.

- *This history of failures coupled with abusive and undemocratic corporate governance procedures may lead one to conclude that Deutsche is the worst CEF manager ever.*

Source: Deutsche Fund filings and press releases.

Western Investment LLC

OUR BATTLE WITH DEUTSCHE TO ACKNOWLEDGE SHAREHOLDER RIGHTS SPANS EIGHT YEARS

We have Worked Hard for Shareholders of Deutsche-Managed Funds but Deutsche's Tactics have Frustrated Greater Change

- In 2008 and 2010, Western ran proxy contests at several Deutsche-managed CEFs. Western's platform highlighted that (i) DIM was unfit to manage any CEF, (ii) had a history of disregarding best practice corporate governance recommendations and (iii) that the boards of the Deutsche-managed CEFs were too beholden to Deutsche due to the lucrative compensation arrangements.

- Shareholders voted against the Deutsche recommendations in overwhelming numbers in those contests, with our nominees winning the vast majority of the votes cast at each of the annual meetings. Despite these victories, the incumbent trustees remained in place due to certain blocking and entrenchment tactics employed by Deutsche, including the requirement that nominees need to be elected by a majority of the votes outstanding. This was a near-impossible standard to meet and, in our opinion, was designed to ensure that contested elections failed.

- Furthermore, Western's shareholder proposal to declassify the board of Deutsche High Income Opportunities Fund, Inc. ("DHG") was approved by shareholders and received 68% of the votes cast at the meeting but the board, which included all of the current members of the KMM and KST boards, never implemented it.

- In October 2010 we won a huge victory and entered into a settlement agreement with Deutsche in which it agreed to open-end two funds and conduct 25% tender offers in two others. In exchange for these shareholder-friendly changes, we were subject to certain standstill restrictions, which have now expired.

Source: Deutsche Fund filings.

OUR BATTLE WITH DEUTSCHE UNFORTUNATELY WAGES ON

Now is the Time for Action – Join Us in Teaching Deutsche a Lesson in Shareholder Democracy!

- We hoped that Deutsche would have changed its ways and that it would adhere to recognized standards of corporate governance and respect shareholder democracy, but unfortunately it has not.

- Deutsche and the boards of KMM and KST continue to use disgraceful tactics to block legitimate shareholder action and work to virtually eliminate board accountability, in a desperate effort to silence shareholders' voices.

- Even recently, KMM and KST have aggressively sought to have Western's voice silenced. The Deutsche Funds have submitted multiple no-action request letters to the SEC requesting that it permit the funds to exclude our declassification proposal and supporting statement from their proxy materials, despite the SEC's clear response that it was unable to concur with their views.

- They have also refused to provide us with shareholder lists so that we may communicate with shareholders in advance of the Annual Meeting, citing legal technicalities.

- Deutsche and its CEFs have obviously learned nothing from our battles in 2008 and 2010.

- Therefore we are forced once again to run proxy contests.

> *The KMM and KST boards have no incentive to change anything - they must be forced to take action.*

WESTERN'S OBJECTIVES AT KMM AND KST

__Now__ is the Time to Hold Deutsche Accountable!

- We seek your support to elect our four highly-qualified, independent, engaged and effective nominees to the boards of KMM and KST. If elected, our nominees would comprise only a minority of the boards due to the Deutsche Funds' classified board structures.

- We are also seeking your support for our proposal that the boards of KMM and KST take the necessary steps to declassify so that all trustees are elected on an annual basis.

- We believe Deutsche has clearly demonstrated that they should not be managing KMM and KST, or any CEF. Actually, Deutsche is unable to even properly manage itself as seen by its recent and severe financial deterioration.

- Help us put shareholder representation on the boards and replace the conflicted, compromised and ineffectual incumbents. Help shareholders achieve fair value through corporate democracy. Our nominees are committed to enhancing shareholder value and improving governance.

- Vote on our *__GOLD__* proxy card **FOR** our nominees and **FOR** our proposal to declassify the boards and hold all of the KMM and KST trustees accountable annually.

> *__Join with us to declassify the KMM and KST boards and make the "shareholder-proof" trustees accountable!__*

THE CASE FOR CHANGE AT KMM AND KST

DEUTSCHE FUNDS HAVE A HISTORY OF POOR PERFORMANCE

KMM and KST Have Consistently Traded at an Above Average Discount

- KMM has traded at a discount every day since October 3, 2013 and in calendar 2015, the average discount was **13.64%**. KST has traded at a discount every day since August 19, 2013 and in calendar 2015, the average discount was **14.18%**.

Fund	Fund Discount at Start of Fiscal 2015[1]	Peers Discount at Start of Fiscal 2015	Fund Discount at End of Fiscal 2015	Peers Discount at End of Fiscal 2015
KMM	*10.2%*	6.8%	*17.0%*	11.7%
KMM's largest discount in the past five years, on September 29, 2015, was an abysmal 17.76%				
KST	*12.4%*	6.8%	*16.8%*	11.7%
KST's largest discount in the past five years, on August 25, 2015, was an abysmal 18.56%				

- When a discount is excessive, as is the case with KMM and KST, a shareholder who sells his or her shares is forced to leave behind a substantial portion of the value underlying their shares at the time of the sale. We believe that the fair value of a share of common stock of a CEF should be its NAV, or a value very close. The KMM and KST boards should be taking all steps necessary to reduce the discount or to otherwise take necessary action to give value back to shareholders, however, the boards appear to be doing little to improve the situation.

- The KMM and KST boards would have us believe that a large discount is a rare occurrence, but as you can see, it has been common and persistent.

Source: Deutsche Fund filings; Bloomberg.
(1) The Deutsche Funds' fiscal year ends on November 30.

Western Investment LLC

DEUTSCHE FUNDS HAVE A HISTORY OF POOR PERFORMANCE

KMM and KST's Stock Has Significantly Underperformed

- Deutsche has overseen significant losses in KMM and KST and in many of its other domestic taxable CEFs.

  ➡ For the period starting April 19, 2013 and ending July 29, 2016, KMM's share price has plummeted from $11.97 to $8.60, which constitutes a *-28.15% return* (-8.67% with dividends reinvested).

  ➡ For the period starting February 22, 2013 and ending July 29, 2016, KST's share price has plummeted from $15.86 to $11.94, which constitutes a *-24.72% return* (-2.55% with dividends reinvested).

- Due to shareholder pressures, all Deutsche-managed domestic taxable CEFs have, or are scheduled to be, liquidated or converted into open-end funds. ***We think that KMM and KST should be liquidated in the same timeframe as KHI. Why wait?***

The time has come for shareholders to stop waiting for things to improve and take action to improve performance by electing trustees who have shareholders' interests at the forefront.

Source: Deutsche Fund filings; Bloomberg.

Western Investment LLC

20

DEUTSCHE BANK - *WORLD'S MOST <u>DANGEROUS</u> BANK*

Severe Financial Deterioration May Have a Serious Negative Impact on Deutsche's Ability to Manage KMM and KST

- According to various news sources, Deutsche Bank is suffering financially and is undergoing a major restructuring. It's severe financial instability has garnered it the title of "***World's Most Dangerous Bank***" according to such sources.[1]

- Such reports indicate that cost-cutting efforts by Deutsche Bank may intensify and that more jobs may need to be cut.

- Western is concerned that Deutsche Bank's severe financial troubles have caused the market to question the bank's viability and that this may have a severe negative impact on Deutsche and its ability to manage KMM and KST.

- The KMM and KST boards have a fiduciary obligation to their shareholders, and if the troubles plaguing Deutsche Bank lead to further destruction of value for shareholders then it is incumbent upon the boards to take the necessary action to avoid this negative impact.

> ***What possible justification is there to wait over two years to liquidate KMM and KST, when the same board members voted to liquidate KHI by November 11th of this year?***

(1) See the following article, *Deutsche Bank: World's Most Dangerous Bank?*, from BBC.com: http://www.bbc.com/news/business-36723034.

DEUTSCHE-MANAGED FUNDS HAVE A RECORD OF ABYSMAL GOVERNANCE

Deutsche and the Boards of its Funds Work Hard to Silence Shareholders

- Deutsche and the CEFs that it manages, including KMM and KST, have a long history of acting in an undemocratic manner, to undermine and silence dissident shareholders, by erecting significant roadblocks for shareholders to take action.

- These actions include failing to recognize an overwhelming majority of votes cast at annual meetings, failing to hold timely annual meetings, adopting classified board structures, requiring that directors in contested elections be elected by an absolute majority of outstanding shares, refusing to provide shareholder lists and aggressively seeking to exclude valid shareholder proposals.

Examples of Poor Corporate Governance	Has Deutsche Used?
Classified Board Structure	✓
Majority of Outstanding Shares Requirement to Elect Trustees at Contested Elections	✓
Failing to Hold Annual Meetings	✓
Opting Into Maryland Control Share Act	✓
Aggressively Seeking to Exclude Valid Shareholder Proposals	✓
Refusing to Provide Shareholder Lists	✓
Failing to Recognize Votes Cast at Meetings	✓

Western Investment LLC

CLASSIFIED BOARDS LIMIT ACCOUNTABILITY TO SHAREHOLDERS

Deutsche and the Funds Have Fought Tooth and Nail to Exclude Western's Proposal to Declassify the Board

- The boards of KMM and KST are currently divided into three classes serving staggered three-year terms. We believe that a classified board unfairly limits accountability to shareholders because each year it protects a majority of the board from a shareholder vote. *Isn't it obvious that annual elections promote greater accountability and improve the performance of boards and the funds they oversee?*

- Annual elections are the standard for corporate governance best practices and are recommended by leading proxy advisors, Institutional Shareholder Services (ISS) and Glass Lewis. The trend over the past several years has been moving away from classified boards, with the vast majority of public companies electing all directors annually.[1]

- Embarrassingly, KMM's and KST's classified board violates DIM's own corporate governance voting standards:

  ➡ "AM policy is to vote against proposals to classify the Board and for proposals to repeal classified Boards and elect Directors annually. <u>Rationale</u>: Directors should be held accountable on an annual basis. By entrenching the incumbent Board, a classified Board may be used as an anti-takeover device to the detriment of the shareholders in a hostile take-over situation." [2]

- Deutsche and the funds have been fighting aggressively to prevent Western from submitting its valid proposal to declassify the boards. KMM and KST each submitted not one, but two, no-action request letters (*4 letters total!*) to the SEC arguing that Western's proposal and supporting statement should be excluded. *Twice the SEC staff was unable to concur with their views.*

> ### *Against their wishes, KMM and KST were forced to include these important shareholder proposals in their proxy materials!*

(1)   See ISS and Glass Lewis 2016 Proxy Guidelines; According to information from FactSet Research Systems, Inc.
(2)   See D M's *Proxy Voting Policy and Guidelines*.

Western Investment LLC

MAJORITY OF OUTSTANDING SHARES REQUIREMENT FOR ELECTING TRUSTEES IN A CONTESTED ELECTION IS AN ENTRENCHMENT DEVICE

SEC's Andrew Donohue has Criticized this Tactic as an Entrenchment Device

- KMM and KST have further tried to block shareholders' rights by requiring that trustee nominees be elected by a majority of all shares outstanding, rather than a majority of the shares at a meeting.

- In our view, this standard makes the election of any trustee nearly impossible in a contested election and has enabled Deutsche-managed CEF's to permit losing incumbents to remain in office following contested elections.

- There are many instances at other Deutsche-managed funds where Western's nominees have received the vast majority of votes at the actual meeting only to see the incumbents remain in office due to this overly-burdensome and shareholder-unfriendly requirement. This is exactly what happened at the annual meetings of various Deutsche-managed CEFs in 2008 and 2010.

- In a contested election, where votes are divided, it is extremely difficult to meet the majority of outstanding votes requirement, given the low numbers of votes historically cast at Deutsche-managed CEFs, and we believe this standard is designed to ensure contested elections fail.

- **This tactic has been criticized by Mr. Andrew Donohue, the former Director of the SEC's Division of Investment Management and now the SEC's Chief of Staff. As chief of staff, Mr. Donohue will be a senior adviser to SEC Chair Mary Jo White on all policy, management, and regulatory issues.**

> *Mr. Donohue, in a speech in November 2009, expressed his personal view that with respect to the majority of outstanding shares requirement "In a contested election, neither incumbents nor insurgents can garner the required vote" and that it "amounts to an anti-takeover device that keeps the existing board in place."*[1]

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(1)   See *Speech by SEC Staff: Keynote Address at the Independent Directors Counsel Investment Company Directors Conference*, by Andrew J. Donohue, available at: https://www.sec.gov/news/speech/2009/spch111209ajd.htm.

DEUTSCHE-MANAGED FUNDS HAVE A RECORD OF ABYSMAL GOVERNANCE

Majority of Outstanding Shares Requirement for Electing Nominees in Contested Elections is an Entrenchment Device

- The table below shows how well this entrenchment device operates at contested elections such as those in 2008 and 2010:

Deutsche Fund	Majority of Outstanding Shares Requirement?	Western Votes Received at Annual Meeting	% of Outstanding Shares	Incumbents Remain in Office?
DRP 2010 Annual Meeting *July 12, 2010*	✓	69%	29%	YES with only **31%** of vote at the Annual Meeting
DHG 2010 Annual Meeting *May 24, 2010*	✓	58%	28%	YES with only **42%** of vote at the Annual Meeting
GCS 2008 Annual Meeting *October 13, 2008*	✓	65%	36%	YES with only **35%** of vote at the Annual Meeting
KMM & KST <u>2016 Annual Meeting</u> <u>September 30, 2016</u>	✓	?	?	IT'S UP TO <u>YOU</u>!

Source: Deutsche Fund filings; voting results information from time of the annual meetings.

Western Investment LLC

THE MEMBERS OF KMM AND KST BOARDS HAVE IGNORED DECLASSIFICATION PROPOSALS APPROVED BY SHAREHOLDERS

Deutsche CEFs Have also Failed to Hold Annual Meetings to Delay Votes, Another Tactic Criticized by the SEC's Mr. Donohue

- The boards of Deutsche-managed CEFs have a history of failing to recognize votes cast at meetings. In addition to hiding behind their majority of shares outstanding requirement for the election of trustees in contested elections, they have also ignored shareholder proposals that were approved by shareholders at annual meetings. At the 2010 annual meeting of DHG, a quorum was present and *Western's proposal to declassify the board was approved by shareholders, receiving 68% of the votes cast at the meeting, however, the DHG board, which included all of the trustees currently on the KMM and KST boards, never took action to implement this clear shareholder mandate*.

Deutsche Fund	Vote Requirement?	Vote Received?	Proposal Implemented by board?
DHG 2010 Annual Meeting *May 24, 2010*	Majority at Annual Meeting	**68%**	NO
KMM & KST <u>2016 Annual Meeting</u> <u>September 30, 2016</u>	Majority *Outstanding*	**?**	**IT'S UP TO <u>YOU</u>!**

- Another blocking tactic criticized by the SEC's Mr. Donohue[1], but employed by certain Deutsche-managed CEFs, is delaying or failing to hold annual meetings in order to delay the vote. DWS Enhanced Commodity Strategy Fund, Inc. ("GCS") refused to hold an annual meeting in 2009 after a failed vote by shareholders in 2008 because if it had two consecutive failed elections under then-current law, a shareholder could have petitioned for GCS's dissolution. It took a lawsuit by Western to force GCS to hold its annual meeting in 2010.

Source: Deutsche Fund filings.

(1) See *Speech by SEC Staff: Keynote Address at the Independent Directors Counsel Investment Company Directors Conference*, by Andrew J. Donohue, available at: https://www.sec.gov/news/speech/2009/spch111209ajd.htm.

Western Investment LLC

DEUTSCHE-MANAGED FUNDS HAVE A RECORD OF ABYSMAL GOVERNANCE

Demand Accountability!

- Additional examples of Deutsche-managed CEFs taking shareholder-unfriendly actions:

  ➡ ***Opting Into the Maryland Control Share Act*** – The boards of multiple Deutsche-managed CEFs have opted into the Maryland control share act (the "Act"). The Act is a thoroughly discredited limitation on the right of shareholders to have their votes counted at the Annual Meeting. Again, the SEC's Mr. Donohue, severely criticized this behavior and said the Act ***"may be inconsistent with federal law and not in the best interest of the fund and its shareholders."***[1]

  ➡ ***Refusing to Provide Shareholder Lists*** – KMM and KST have also failed to provide a shareholder list to Western to permit us to mail our proxy statements and proxy cards to shareholders in connection with the Annual Meeting. Despite Western's written request for a shareholder list, Deutsche and the funds have used legal technicalities to justify their refusal to provide such lists. This is a clear example of how the KMM and KST boards are working to block shareholder democracy.

- Our proposal to declassify the KMM and KST boards, if approved by shareholders and not ignored by the boards, would be an important first step in moving KMM and KST in the direction of proper corporate governance and will allow more productive shareholder engagement and will increase trustee accountability.

> ***However, more remains to be done and we believe that it is absolutely necessary that the boards be reconstituted with individuals, such as our Nominees, dedicated to seeking paths to enhance shareholder value.***

(1) See *Speech by SEC Staff: Keynote Address at the Independent Directors Counsel Investment Company Directors Conference*, by Andrew J. Donohue, available at: https://www.sec.gov/news/speech/2009/spch111209ajd.htm.

THE INVESTMENT COMPANY ACT OF 1940 OFFERS EXPANDED PROTECTIONS FOR INVESTORS

Policies Underlying the '40 Act Offer Greater Protection for Shareholders

- The findings and declaration of policy under the Investment Company Act of 1940 includes the following:

  "***Findings***: Upon the basis of facts disclosed by the records and reports of the Securities and Exchange Commission …, it is found that investment companies are affected with **a national public interest in that, among other things**—

  (2) the principal activities of such companies … constitute a substantial part of all transactions effected in the securities markets of the Nation;

  *(4) such companies are media for the investment in the **national economy of a substantial part of the national savings** and may have a **vital** effect upon the flow of such savings into the capital markets;*

  Policy: Upon the basis of facts disclosed by the record and reports of the Securities and Exchange Commission…, it is declared that the **national public interest and the interest of investors** are adversely affected—

  *(2) when investment companies are organized, operated, managed, … **in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, … rather than in the interest of all classes of such companies' security holders**;*

  (3) when investment companies issue securities containing inequitable or discriminatory provisions …

  *It is declared that the policy and purposes of this subchapter, in accordance with which the provisions of this subchapter shall be interpreted, are to mitigate and, so far as is feasible, **to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors**."*

- Western believes that the '40 Act was adopted to represent a policy which offers investors in Investment Companies protections that go beyond those afforded to investors in operating companies.

> *We believe that it is vital that proxy advisors should consider these greater protections to which shareholders in Investment Companies are entitled when making decisions and recommendations which impact such shareholders.*

INCUMBENT TRUSTEES ARE TOO BEHOLDEN TO DEUTSCHE

Current "Independent" Members of KMM and KST Boards Receive up to $375,000 from Service on 103 Deutsche Funds

- All incumbent independent trustees of KMM and KST are a trustee or director of a total of 103 funds in the Deutsche fund complex.

- We question whether service by each of these incumbent trustees on **103 funds** in the same fund complex is in the best interests of KMM's and KST's shareholders and what effect this arrangement may have on their independent judgment as trustees of KMM and KST.

- Consider the inherent conflicts of interest that we believe could arise as a result of serving as a trustee or director of so many Deutsche registered investment companies and as a result of the incumbent trustees' lucrative arrangement whereby they each collect an amount **ranging between $275,000 to $375,000** in annual fees in the aggregate for their service on 103 Deutsche fund boards.

- If Western's nominees are elected to the boards of KMM and KST they will be entitled to very modest compensation for serving on such boards, however, they will not be serving on the 100+ other Deutsche-managed boards that the other members of the boards serve on and therefore would not be beholden to Deutsche.

> *We question whether this is a reason the members of the KMM and KST boards decided to terminate KHI in November 2016 but have delayed termination of KMM and KST for over two years.*

Source: Deutsche Fund filings.

INCUMBENT TRUSTEES ARE TOO BEHOLDEN TO DEUTSCHE

The Average Tenure of the Incumbent Nominees is Over 20 Years!

- The incumbent nominees of KMM and KST have an average tenure on the boards of 21 years! Three members have been on the board for over 25 years!

Trustee	Year Joined	Tenure
Henry P. Becton, Jr.	1990	26
Keith R. Fox, CFA	1996	20
Paul K. Freeman	1993	23
William McClayton	2004	12
Jean Gleason Stromberg	1997	19
John W. Ballantine	1999	17
Dawn-Marie Driscoll	1987	29
Kenneth C. Froewiss	2001	15
Richard J. Herring	1990	26
Rebecca W. Rimel	1995	21
William N. Searcy, Jr.	1993	23
AVERAGE TENURE	**21 YEARS**	

- They have been receiving a very comfortable sum of money from Deutsche for nearly a quarter century – why should shareholders expect their attitudes towards us to change unless we do something about it?

- *Now is the time to act!*

Source: Deutsche Fund filings.

Western Investment LLC

LIQUIDATION OF KMM AND KST SHOULD BE *<u>ACCELERATED</u>*

KMM and KST Shareholders Should Not Have to Wait!

- Deutsche recently announced that KHI, another Deutsche-managed CEF, would be terminated, by making a liquidating distribution by November 30, 2016, which it later accelerated to occur on or about November 11, 2016.

- Shortly thereafter, Deutsche also announced the termination of its final domestic taxable CEFs, KMM and KST, by making a liquidating distribution by December 31, *2018*. In our opinion, however, this timeframe is way too long and should be accelerated. As the board members demonstrated with KHI, there is no reason to wait over two years.

- The over two year delay in liquidating KMM and KST does not make any sense to us, and we see absolutely no justification for this extremely long and drawn-out timeline. We believe that once the boards of KMM and KST made the decision to terminate the funds, it became incumbent upon them to move promptly to effect such liquidation.

- This significant delay forces KMM and KST shareholders to wait to receive the full net asset value of KMM and KST and requires them to pay over two more years' worth of management fees to Deutsche. *Is this the reason for the delay? The time to liquidate is now!*

> *We believe that the most prudent action for the boards to take, given Deutsche's severe financial deterioration, and consistent with their fiduciary duties, is to terminate KMM and KST and make the liquidating distributions to shareholders by November 11, 2016.*

Source: Deutsche Fund press releases.

CREATE VALUE THROUGH SHAREHOLDER DEMOCRACY

The Time has Come to Hold Deutsche Accountable!

- As we have shown, KMM and KST have severely underperformed, they and other Deutsche-managed CEFs have a long history of abysmal governance practices and the incumbent trustees are too beholden to Deutsche due to their extreme length of service and comfortable compensation arrangements.

- Deutsche has acknowledged that there is no reason to keep these funds in existence and the boards have made the decision to terminate them and issue a liquidating distribution, but for some reason are delaying this process for over two years.

- Western has a long track record of ethical activism and has been a catalyst for important changes at many issuers. Our four highly-qualified nominees, Arthur D. Lipson, Robert Ferguson, Matthew S. Crouse and Neil R. Chelo, represent a fresh start for shareholders of KMM and KST and will bring a much needed shareholder-perspective into the boardroom. Our nominees bring many years of experience investing in CEFs and have the interests of shareholders in mind. They are committed to establishing a culture of accountability and will fully and fairly evaluate all opportunities to maximize shareholder value.

- There is absolutely no reason to think the current board will improve things. **Now is the time for action!**

- We also ask that you vote **FOR** our proposal to declassify the board. In our view, board classification is an entrenchment device that allows the KMM and KST boards to hide from accountability to shareholders. Together let's break down this wall and subject all trustees to annual elections once and for all.

> *We believe the KMM and KST boards are effectively working for Deutsche, NOT for shareholders. Help us put an end to the abuse. Elect trustees who will finally hold Deutsche accountable for its miserable management of your investment!*

Western Investment LLC

WESTERN'S
HIGHLY-QUALIFIED NOMINEES

OUR HIGHLY-QUALIFIED NOMINEES WILL WORK FOR ALL SHAREHOLDERS, RATHER THAN DEUTSCHE BANK

Our Nominees are Committed to Improving Governance and Accelerating the Liquidation of KMM and KST

We have nominated four highly-qualified nominees as trustees of KMM and KST:

- ➤ Arthur D. Lipson – Founder and Managing Member of Western Investment with expertise investing in CEFs
- ➤ Robert Ferguson – Founder and Chief Investment Officer of Benchmark Plus Management
- ➤ Neil R. Chelo – Director of Research at Benchmark Plus Management
- ➤ Matthew S. Crouse – Portfolio Manager at Western Investment

- Our four highly-qualified nominees are *truly independent* from Deutsche. They do not serve on 100+ funds controlled by Deutsche and have not relied on generous compensation packages from Deutsche for over 20 years.

- Our nominees have solid investment experience, including decades of researching, analyzing and investing in CEFs. They have vast financial expertise and are committed to improving shareholder value.

- Certain of our nominees have experience serving on boards of CEFs and successfully reducing discounts.

- Our nominees are *extremely ethical* and would work to *challenge Deutsche and improve the abysmal corporate governance* that has plagued KMM, KST and the other domestic taxable CEFs managed by Deutsche.

- Our nominees are committed to terminating KMM and KST *as soon as possible to benefit all shareholders*, rather than delaying the termination for over two years to benefit Deutsche.

- Without direct, independent oversight, these clubby boards have no impetus to accelerate the liquidation schedule.

The delay in the termination of the Deutsche Funds is excessive and the current boards may even change their minds to delay further or not terminate at all. We think it is vital that our nominees are added to the boards to be able to more effectively fight to accelerate the liquidation schedule and improve value for all shareholders.

ARTHUR D. LIPSON

Founder and Managing Member of Western Investment

Mr. Lipson has been the sole managing member of Western Investment LLC, which has acted as the general partner, managing member or investment manager, as the case may be, of private investment partnerships in certain funds since 1997. Mr. Lipson has been managing private investment partnerships since 1995. Western specializes in investing in undervalued companies. Mr. Lipson has additional substantial experience in sales and trading and research, including previously heading all fixed income research for Lehman Brothers and for Paine Webber, was a known leader in the industry, and created, among other things, the Lehman Brothers Bond Indices, now known as the Barclays Capital Bond Indices. From 2007 to 2008, Mr. Lipson served as a director of Pioneer Municipal and Equity Income Trust ("PBF"), during which time Mr. Lipson oversaw the elimination of a 17% discount to PBF's net asset value and the merger of PBF into Pioneer Tax Free Income Fund, an open-end fund. Mr. Lipson received a Masters of Science from Columbia University and a Bachelors of Science from the California Institute of Technology.

Mr. Lipson's extensive investment experience, particularly with respect to CEFs, gives him a deep understanding of the challenges and issues facing KMM and KST and would make him a valuable addition to the boards.

ROBERT FERGUSON

Founder and Chief Investment Officer of Benchmark Plus

Mr. Ferguson is the Founder and Chief Investment Officer of Benchmark Plus Management LLC, an investment manager and adviser, since 1997. Prior to his time at Benchmark Plus, Mr. Ferguson co-founded Ferguson Bakken Strategies, Inc, an investment adviser, in 1993. Before that, Mr. Ferguson was Director, Pension Fund Investments at Weyerhaeuser Company (NYSE:WY), a company that produces softwood lumber, pulp, paper and packaging products. While at Weyerhaeuser, Mr. Ferguson shared responsibility for the investment management of the $1 billion pension fund. His job there included investment architecture, manager selection and performance measurement. Mr. Ferguson also managed the pension fund's derivative portfolio that had a market exposure in excess of $100 million. Prior to joining Weyerhaeuser in 1986, Mr. Ferguson managed all futures and options applications for First Chicago Investment Advisors (later Brinson Partners). The firm had close to $8 billion under management. While at First Chicago, Mr. Ferguson managed the firm's $100 million Stock Index Fund and was a member of the Asset Allocation Committee. He played a key role in developing the Multiple Markets Index, an index comprised of global stocks and bonds, real estate and venture capital, and contributed to papers published in the Financial Analysts Journal. Before receiving his M.B.A. from the Wharton School, Mr. Ferguson worked for three and a half years as a systems analyst for Weyerhaeuser Company. Mr. Ferguson received his Bachelors of Science from Oregon State University.

Mr. Ferguson's extensive investment background, particularly with respect to CEFs, will allow him to have an immediate and significantly positive impact on the boards.

NEIL R. CHELO

Director of Research at Benchmark Plus

Mr. Chelo is currently the Director or Research at Benchmark Plus Management, L.L.C., an investment manager and adviser, and has worked there since October 2003. Prior to his time at Benchmark Plus, Mr. Chelo served as Portfolio Manager at Rampart Investment Management, an investment manager and adviser, where he worked from 1996 to 2003. Mr. Chelo earned a Bachelor of Science in Finance in 1993 from Bentley University, where he also earned a Master of Science in Finance in 2000. Mr. Chelo earned the CFA (Chartered Financial Analyst) designation in 1999, the FRM (Financial Risk Manager) designation in 2002, and the CAIA (Chartered Alternative Investment Analyst) designation in 2006. He is a former board member of the Seattle Alternative Investment Association and is an active member of the CFA Society of Seattle. Mr. Chelo is also co-author of the bestselling book "No One Would Listen" and was featured in the documentary "Chasing Madoff', both of which highlighted his role in exposing the Madoff fraud and in 2009 he was named as one of the "Rising Stars of Hedge Funds" by Institutional Investors.

Mr. Chelo's more than two decades of experience analyzing and trading in the securities of CEFs gives him strong insight into the challenges and issues facing KMM and KST and would make him an asset on the boards.

MATTHEW S. CROUSE

Portfolio Manager at Western Investment

Mr. Crouse currently serves as a Portfolio Manager at Western Investment LLC, a private investment firm, and has worked there since February 2003. In this role he has helped Western craft value-added strategies that have benefited shareholders of numerous closed-end mutual funds. Prior to his work at Western, Mr. Crouse worked as manager of market risk at Duke Energy Corporation (NYSE:DUK), an electric power holding company, from 2002 to 2003. Prior to that, from 2001 to 2002, Mr. Crouse, served as director of research at New Power Holdings Inc., a provider of electricity and natural gas to residential and small commercial customers in the United States. Mr. Crouse has also been employed as an adjunct professor in the M.B.A. program at Westminster College, since September 2015. Mr. Crouse graduated magna cum laude in Electrical Engineering from Rice University in 1993 where he also earned a Ph.D. in Electrical Engineering in 1999. Mr. Crouse earned an M.S. in Electrical Engineering from the University of Illinois in 1995 and earned an M.B.A. in Finance from the University of Houston in 2003. Mr. Crouse earned the CFA charterholder designation in 2005 and is currently a member of the CFA Society of Salt Lake City.

Mr. Crouse's vast experience, particularly with respect to CEFs, along with his extensive academic background, would make him a valuable addition to the boards.

CONCLUDING STATEMENTS

DEMAND ACCOUNTABILITY!

Deutsche and the Boards of KMM and KST Lack Accountability

WHY ARE THEY STILL IN CHARGE?

Are they the "Worst" Closed-End Fund Boards Ever?

Poor performance and deep discount to NAV.

Ignores shareholder votes.

Disregards basic standards of corporate governance.

Closure of all nine domestic taxable CEFs.

Failure to honor principles of the '40 Act.

Managed by a subsidiary of the "World's Most Dangerous Bank".

Deutsche Bank and its employees guilty of numerous frauds.

Ineffective and compromised board beholden to Deutsche.

Help us elect nominees that will fight for shareholders.

WE ARE WILLING TO STAND UP AND FIGHT FOR SHAREHOLDERS

Vote the GOLD Card Now
for True Representation on the KMM and KST Boards

OUR SLATE:

Highly Qualified

Professional

Accomplished

Experienced.

OUR DECLASSIFICATION PROPOSAL:

Much needed.

VOTE THE GOLD PROXY CARD

VOTE FOR ACCOUNTABILITY!

VOTE FOR THE SLATE THAT IS COMMITTED TO THE REALIZATION OF FAIR VALUE THROUGH CORPORATE DEMOCRACY.

VOTE FOR THE SLATE THAT WILL REPRESENT YOU AND ADVOCATE FOR CHANGE.

Western Investment LLC